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SEC FILE NUMBER
8-53406

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2019 (MM/DD/YY) AND ENDING 09/30/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capfi Partners LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8000 TOWERS CRESCENT DRIVE - SUITE 1350
(No. and Street)

Vienna, VA 22182
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Monique Romero, FINOP (212) 668-8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lerner & Sipkin, CPAs, LLP
(Name – *if individual, state last, first, middle name*)

420 Lexington Ave., Ste. 2160	New York	NY	10170
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

OATH OR AFFIRMATION

I, Mark Kimsey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capfi Partners LLC, as of September 30, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Capfi Partners LLC

Report on Audit of Financial Statements
and Supplementary Information

For the Year Ended September 30, 2020

Contents
For the Year Ended September 30, 2020

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

420 Lexington Ave., Ste. 2160, NY, NY 10170 Tel 212.571.0064 / Fax 212.571.0074

Jay Lerner, C.P.A.
jlerner@lernersipkin.com

Joseph G. Sipkin, C.P.A.
jsipkin@lernersipkin.com

Report of Independent Registered Public Accounting Firm

To the Members of
CapFi Partners LLC
8000 Towers Crescent Drive, Suite 1350
Vienna, VA 22182

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of CapFi Partners LLC (the "Company") as of September 30, 2020, the related statements of operations, changes in stockholders' equity, and cash flows for year then ended and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The information contained in the "Computation of Net Capital" schedule has been subjected to audit procedures performed in conjunction with the audit of the CapFi Partners LLC's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether such supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F. R. §240.17a-5. In our opinion, the "Computation of Net Capital" is fairly stated, in all material respects, in relation to the financial statements as a whole.

Lerner & Sipkin CPAs

Lerner & Sipkin CPAs, LLP
Certified Public Accountants (NY)

We have served as the Company's auditor since 2019.

New York, NY
November 3, 2020

Statement of Financial Condition
September 30, 2020

ASSETS		
Cash	$	61,010
Accounts receivable		15,000
Security deposit		3,081
Right of use asset		15,402
Prepaid expenses		4,118
TOTAL ASSETS	$	98,611
LIABILITIES AND MEMBER EQUITY		
LIABILITIES:		
Accounts payable	$	25,342
Accrued settlements (Note 5)		15,000
Right of use liability		15,402
TOTAL LIABILITIES		55,744
MEMBER EQUITY		42,867
TOTAL LIABILITIES AND MEMBER EQUITY	$	98,611

See accompanying notes

Statement of Operations
For the Year Ended September 30, 2020

REVENUE:	
Advisory fees	$ 137,500
Private placement fees	207,092
Interest income	28
Total revenue	344,620
OPERATING EXPENSES:	
Commission expense	186,383
Interest expense	26
Guaranteed payments	10,000
Travel expense	25,224
Professional fees	73,107
Occupancy	18,613
Meals and entertainment	2,222
Regulatory fees	9,103
Insurance expense	370
Office and other	10,960
Settlement expense (Note 5)	15,000
Total expenses	351,008
NET LOSS	$ (6,388)

Capfi Partners LLC

Statement of Changes in Member Equity
For the Year Ended September 30, 2020

MEMBER EQUITY, October 1, 2019	$	79,255
Capital distributions		(30,000)
Net loss		(6,388)
MEMBER EQUITY, September 30, 2020	$	42,867

See accompanying notes

Capfi Partners LLC

Statement of Cash Flows
For the Year Ended September 30, 2020

OPERATING ACTIVITIES:		
Net loss	$	(6,388)
Adjustments to reconcile net loss to net cash used in operating activities		
Changes in operating assets and liabilities		
Increase in accounts receivable		(3,434)
Increase in security deposits		-
Increase in prepaid expenses		(1,301)
Increase in other receivables		-
Increase in right of use asset		(15,402)
Increase in right of use liability		15,402
Increase in accrued settlements		15,000
Decrease in accounts payable and accrued expenses		(34,082)
Net cash used in operating activities		(30,205)
FINANCING ACTIVITIES:		
Capital distributions		(30,000)
Net cash used by financing activities		(30,000)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(60,205)
CASH AT BEGINNING OF YEAR		121,215
CASH AT END OF YEAR	$	61,010

Supplemental Cash Flow Information		
Cash paid for income taxes	$	-
Cash paid for interest	$	26

See accompanying notes

Notes to Financial Statements
For the Year Ended September 30, 2020

1. Organization and Nature of Business

CapFi Partners, LLC (the Company) is a Delaware limited liability company located in Virginia. The Company is a broker dealer registered with the Securities Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation - SIPC.

2. Summary of Significant Accounting Policies

(a) Basis of Presentation
The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") unless otherwise disclosed.

(b) Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(c) Statement of Cash Flows
For purposes of the statement of cash flows the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business. The Company has adopted the indirect method of presenting the statement of cash flows in accordance with current authoritative pronouncements. The Company includes as cash and cash equivalents amounts invested in money market funds. The Company's cash is held by a major financial institution and is insured by the Federal Deposit Insurance Corporation up to $250,000.

(d) Accounts Receivable
The Company extends unsecured credit in the normal course of business to its clients. The determination of the amount of uncollectible accounts is based on the amount of credit extended and the length of time each receivable has been outstanding. There is no allowance as of September 30, 2020

(e) Depreciation
Depreciation, if any, is provided on a straight-line basis using estimated useful lives of the equipment. Equipment is recorded at cost. Maintenance, repairs and renewals that neither materially add to the value of the property nor appreciably prolong its life are charged to expense as incurred. Gains and losses on disposition of property and equipment are included in income.

Notes to Financial Statements
For the Year Ended September 30, 2020

2. Summary of Significant Accounting Policies (Continued)

(f) Revenue Recognition

Effective January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). This revenue recognition guidance requires that an entity recognize revenue due to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the contract price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

The Company recognizes revenue from advisory fees in the period received, generally when the assignment has been completed or as the advisory services are delivered. Private placement fees and related expenses are generally recorded at the point in time the services are provided or that performance under the agreement is completed (the closing date of the transaction) or the contract is terminated.

(g) Income Taxes

The Company is treated as a sole proprietorship (disregarded entity) for federal income tax purposes. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements. The Company's tax returns and the amount of income or loss allocable to the member are subject to examination by federal and state taxing authorities. In the event of an examination of the Company's tax return, the tax liability of the member could be changed if an adjustment in the Company's income or loss is ultimately determined by the taxing authorities.

Certain transactions of the Company's may be subject to accounting methods for federal and state income tax purposes which differ significantly from the accounting methods used in preparing the financial statements. Accordingly, the net income or loss of the Company and the resulting balances in the members' capital account reported for federal and state income tax purposes may differ from the balances reported for those same items in these financial statements.

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC Topic 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of the financial reporting period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Management has determined that the Company has no uncertain tax positions that would require financial statement recognition at September 30, 2020. This determination will always be subject to ongoing evaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all years subsequent to 2015.

In addition, no income tax related penalties or interest have been recorded for the period October 1, 2019 through September 30, 2020.

Notes to Financial Statements
For the Year Ended September 30, 2020

2. Summary of Significant Accounting Policies (Continued)

(h) Lease Accounting

In February 2016, the FASB issued ASU No. 2016-02, Leases ("ASU 2016-02"). This update requires all leases with a term greater than 12 months to be recognized on the balance sheet through a right of use asset and a lease liability and the disclosure of key information pertaining to leasing arrangements. This new guidance was effective for years beginning after December 15, 2018.

3. Leases

The Company currently conducts its operations from facilities in Virginia. The lease agreement is dated July 11, 2019 and covers the period from August 1, 2019 through July 31, 2021.

The Company's minimum aggregate rental commitment over the term of the lease is as follows:

Year	Amount
2021	$16,402

Rental expense for the period October 1, 2019 through September 30, 2020 under this agreement was $18,613.

4. Credit Risk and Concentrations

A significant amount of the Company's revenues are related to advisory fees earned as a private placement agent for various high net wort individuals. There is no assurance of future revenues from these individuals as agreements can generally be terminated by either party upon 30 days written notice.

The Company maintains its cash balances in a single financial institutions in amounts which, at times, exceeds federally insured limits. The Federal Deposit insurance Corporation insures the Company's bank accounts up to $250,000. The Company has not experienced any losses on these accounts and believes it is not subject to any significant credit risk. At Sepember 30, 2020 the Company had no uninsured balance.

Three of the Company's clients accounted for 100% of the Company's revenues in 2020.

5. Commitments and Contingencies

Pursuant to Securities and Exchange Commission Rule 15c3-1(e)(2) the Company may not authorize distributions to its members if such distributions cause the Company's net capital to fall below 120% of the Company's minimum net capital requirement. As of September 30, 2020 the Company was not in violation of this requirement.

The Company had no lease or equipment rental commitments (except as disclosed in Note 3 above), no underwriting commitments, no contingent liabilities, and had not been named as a defendant in any lawsuit at September 30, 2020.

Notes to Financial Statements
For the Year Ended September 30, 2020

5. Commitments and Contingencies (Continued)

The Financial Industry Regulatory Authority (FINRA) commenced an inquiry pursuant to FINRA Rule 8210 of unspecified allegations of violations of the federal securities laws or FINRA, NASD, NYSE, or MSRB rules have occurred. The Company expects to sign an Acceptance, Waiver and Consent for $15,000 to settle the violation. Management's willingness to settle is in the financial best interest of the Company, and does not represent an admission of guilt or a believe that the actions of the Company were in non-compliance.

6. Related Party Transactions

The Company has a non-exclusive agreement with the Estate of JVK to provide advisory services regarding financial and investing matters. The Company does not have discretion over any accounts or assets, and does not provide legal or tax advice. The agreement can be terminated by either party upon 30 days written notice. The parties are related by family.

The total amount of advisory fees earned during the year from this agreement were $100,000.

7. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 800% in the first year of operations, and 1500% in every year thereafter. At Sepember 30, 2020, the Company had net capital of $20,669 which was $15,669 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 270%.

8. Fair Value

Cash and cash equivalents, receivables (if any), accounts payable and other current liabilities are reflected in the financial statements at carrying value which approximates fair value because of the short-term maturity of these instruments.

9. Subsequent Events

The Company has evaluated events and transactions that occurred between October 1, 2020 and November 3, 2020, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

Capfi Partners LLC

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
For the Year Ended September 30, 2020

TOTAL MEMBER EQUITY QUALIFIED FOR NET CAPITAL	$	42,867
DEDUCTIONS AND/OR CHARGES:		
Non-allowable assets:		(22,198)
NET CAPITAL	$	20,669
AGGREGATE INDEBTEDNESS:		
Accounts payable and accrued expenses	$	55,744
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$	5,000
Excess net capital	$	15,669
Net Capital less greater of 10% of aggregate indebtedness or 120% of the minimum dollar amount required	$	15,668
Percentage of aggregate indebtedness to net capital		270%

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of September 30, 2020.

CapFi Partners LLC
Exemption Report

Securities and Exchange Commission
100 First Street, NE
Washington, D.C. 20549

To whom it may concern:

CapFi Partners LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R & 240.17a-5, "Reports to be made by certain broker dealers"). This Exemption Report was prepared as required by 17 C.F.R & 240. 17a-5(d) (1) and (4). To the best of its knowledge and belief for the year ended September 30, 2020, the Company states the following:

- The Company claimed an exemption from 17 C.F.R & 240.15c3-3 under the following provisions of 17 C.F.R & 240.15c3-3(k): [(2)(i)]
- The Company met the identified exemption provisions in Paragraph (k) of Rule 15c3-3 throughout the most recent fiscal year without exception.

I, Mark Kimsey, swear (or affirm) that, to my best knowledge and belief, we did not identify any exceptions to this exemption during this period.

Name: Mark Kimsey
Title: Chief Executive Officer

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

420 Lexington Ave., Ste. 2160, NY, NY 10170 Tel 212.571.0064 / Fax 212.571.0074

Jay Lerner, C.P.A.
jlerner@lernersipkin.com

Joseph G. Sipkin, C.P.A.
jsipkin@lernersipkin.com

To the Members of
CapFi Partners LLC
8000 Towers Crescent Drive, Suite 1350
Vienna, VA 22182

Report of Independent Registered Public Accounting Firm

Gentlemen:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) CapFi Partners LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which CapFi Partners LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: k(2)(i), (the "exemption provisions") and (2) CapFi Partners LLC stated that CapFi Partners LLC met the identified exemption provisions throughout the most recent fiscal year without exception. CapFi Partners LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about CapFi Partners LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph k(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Lerner & Sipkin CPAs LLP

Lerner & Sipkin CPAs, LLP
Certified Public Accountants (NY)

New York, NY
November 3, 2020